Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2015

1. Organization

Westport Financial Services, L.L.C. (the "Company") is wholly owned by Westport HRH, L.L.C., which is owned by Willis North America Inc. (together the "Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash
The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on such accounts. The amount at December 31, 2015 in excess of this limit was $1,162,288.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2015

Commission Income and Commission Expense
The Company receives commission income from insurance carriers based on the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds by its representatives. As premiums are billed and collected directly by the insurance carrier, the Company recognizes commission income when received from the insurance carrier. The Company's representatives, which include employees of the Parent and independent contractors, are paid a commission up to 90% of most commission income. In a few cases, the Company receives commissions which are passed through and 100% paid to independent contractors. Accordingly, the Company records commission expense when commission income is recognized.

Income Taxes
The Company is a single member LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal income tax at the entity level, but is subject to limited state income taxes. The Company's owner, the Parent, is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes. This allocation method has not changed since the prior year. The Parent allocated a tax expense of $86,473 for the year ended December 31, 2015 and as of December 31 2015, the Parent allocated taxes payable of $34,289.

Use of Estimates
The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. **Related-Party Transactions**

    Allocated expenses
    The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $127,940 of allocated management and administration expense for the year ended December 31, 2015. At December 31, 2015, the Company recorded a receivable of $127,473 and a payable of $17,549 to the Parent for allocated management and accounting services paid in advance. Income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). The Company made a distribution to the Parent of $86,473 on January 29, 2016.

    Deferred Compensation Plan
    The Parent maintains a deferred compensation plan (the "Plan") for the benefit of employees. The Plan is funded at the discretion of employees, as defined in the Plan. Effective January 1, 2013, the Parent transferred to the Company a deferred compensation liability representing amounts previously due to an employee under the Plan. As of December 31, 2015 the liability was $29,122. The offsetting assets are recorded as a receivable due from the Parent.

4. **Concentrations**

    For the year ended December 31, 2015, the Company had commission income from the product of one insurance carrier that accounted for approximately 93% of total commission income. In addition, for the year ended December 31, 2015, approximately 99% of total commission income, and 99% of total commission expenses was generated through one third party representative's book of business.

Westport Financial Services, L.L.C.

5.	Net Capital Requirement	The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital as defined under such provisions. At December 31, 2015, the Company had net capital of $1,353,751 which was $1,348,751 in excess of its minimum net capital requirement of $5,000.